Exhibit 1
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(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
Announcement
Poll Results at Extraordinary General Meeting
Reference is made to the circular dated 22 December 2008 issued by China Unicom (Hong Kong) Limited (the “Company”) in connection with the proposed acquisitions of certain assets and business from Unicom Parent and Netcom Parent (the “Circular”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.
The Board is pleased to announce that at the extraordinary general meeting of the Company held at 3:30 p.m. on 14 January 2009 (the “EGM”), the Independent Shareholders passed by way of poll the ordinary resolution set out in the notice convening the EGM dated 22 December 2008, which is set out in the Circular. The poll results are as follows:

No. of Votes (%)
Ordinary Resolution	For	Against
The transfer agreement dated 16 December 2008 (the “Transfer Agreement”) entered into between Unicom China and Unicom A Share Company relating to the transfer of all of the rights and obligations of Unicom A Share Company under the Acquisition Agreement (as defined in the Circular) to Unicom China be and is hereby approved, ratified and confirmed, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Transfer Agreement and the transactions contemplated therein.
	4,952,925,496 (99.5496%)	22,406,626 (0.4504%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
As at the date of the EGM, the total number of issued shares of the Company was 23,767,925,322. The number of shares of the Company held by Unicom BVI and its associates was 9,725,000,020, representing approximately 40.92% of the issued share capital of the Company. The number of shares of the Company held by Netcom BVI and its associates was 7,234,075,906, representing approximately 30.44% of the issued share capital of the Company.

The Transfer Agreement constitutes a connected transaction for the Company and as each of Unicom BVI and Netcom BVI is a connected person of the Company and is regarded as having a material interest in the Transfer Agreement, Unicom BVI, Netcom BVI and their respective associates abstained from voting on the ordinary resolution. Hence the total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the ordinary resolution was 6,808,849,396, representing approximately 28.64% of the issued share capital of the Company. There were no shares of the Company entitling the holder thereof to attend and vote only against the ordinary resolution.
The scrutineer for the vote-taking at the EGM was Hong Kong Registrars Limited, the share registrar of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 14 January 2009
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

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